# FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **Godbold    Francis    S**<br>(Last)    (First)    (Middle) | **Raymond James Financial  (RJF)** | _X_ Director          _____ 10% Owner |
| **880 Carillon Parkway**<br>(Street) | 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Year<br>**Sept. 2002** | _X_ Officer (give title below)      _____ Other (specify below)<br>**Vice Chairman** |
| **St. Petersburg    FL    33716**<br>(City)    (State)    (ZIP) | 5. If Amendment Date of Original (Month/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>_X_ Form filed by One Reporting Person<br>__ Form filed by More than One Reporting Person |

**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|
| Raymond James Financial, Inc. (RJF) | | | Amount | (A) or (D) | Price | | | |
| **RJF Common Stock** | | | | | | **269,490** | **D** | |
| **RJF Common Stock** | | | | | | **353,186** | **I** | **ESOP** |
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**NO UNREPORTED ACTIVITY**

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)
SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 4. Transaction Code (Instr. 8) | 5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of derivative Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4) | 10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | (A) | (D) | Date Exercisible | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **Current** | **1/18/2003** | **Common stock** | **6,300** | **22.1667** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **11/18/2002** | **1/18/2003** | **Common stock** | **2,700** | **22.1667** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **11/18/02-11/18/04** | **1/18/2005** | **Common stock** | **4,000** | **20.6250** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **11/28/04-11/28/06** | **1/28/2007** | **Common stock** | **4,000** | **32.0000** | **17,000** | **D** | |
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Explanation of Responses:

/S/ FRANCIS S. GODBOLD      October 3, 2002
**Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
  *see* Instructions 6 for procedure.

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